Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2022 Unaudited Financial Results

BEIJING, June 15, 2022 /PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Financial and Operational Highlights for the First Quarter of 2022

•

Recovery to positive business growth: For the first quarter of 2022, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB1,866.1 million (US$294.4 million), and our net operating revenue was RMB648.7 million (US$102.3 million) which represented an increase of 7.4% quarter over quarter, resuming positive growth after our business strategy has been adjusted from pursuing fast growth to enhancing quality development and profitability.

•

Effective cost control and consistent profitability improvement: For the first quarter of 2022, our sales and marketing expenses decreased by 75.6%, and total operating costs and expenses decreased by 60.4% year over year, respectively, resulting in a US GAAP net profit of RMB105.0 million (US$16.6 million) for the first time following the non-GAAP profit in the fourth quarter of 2021. Our non-GAAP net profit was RMB127.3 million (US$20.1 million) for the first quarter of 2022, a significant increase quarter over quarter. These results have showcased our effective cost control and consistent commitment to achieving profitability.

•

Steady growth in the number of insurance customers: The number of cumulative insurance customers reached 111.1 million and cumulative paying insurance customers reached 28.8 million as of March 31, 2022.

•

Positive cash flow: As of March 31, 2022, our cash and cash equivalents and short-term investment balance increased by RMB137.1 million from the end of 2021 to RMB2,924.2 million (US$461.3 million), as we continued to generate positive operating cash flow, partially offset by the investing and financing cash outflow.

•

Further expanded product offerings: As of March 31, 2022, we offered 408 insurance products on our platform, as compared with 364 as of December 31, 2021. Over 90% of the FYP generated through our Waterdrop Insurance Marketplace was contributed by our exclusive customized insurance products. In the first quarter of 2022, the FYP of critical illness insurance increased by 39.9% quarter over quarter, and accounted for 27.6% of overall FYP, up by 8.2 percentage points as compared with the fourth quarter of 2021.

•	As of March 31, 2022, over 403 million people cumulatively donated an aggregate of approximately RMB50.9 billion to nearly 2.5 million patients through our Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “2022 marks the sixth anniversary of Waterdrop, and we are embracing a new beginning. For the first quarter of 2022, I am pleased to report we achieved a US GAAP net profit for the first time in our operating history after turning profitable on a non-GAAP basis in the prior quarter. We managed to further reduce sales and marketing expenses and operating costs. Our operating performance and business trends over the past two quarters also increased our confidence in being able to keep the momentum and achieve the overall profitability goal we set for the full year.

For our insurance business, the first quarter of 2022 was the second full quarter after upgrading our business model, and we have already significantly improved our operational efficiencies. We systematically optimized the operating model of ‘multi-platform, multi-supply and multi-service mode’. We leveraged innovative operational scenarios to effectively increase engagement with users, and further increased the repurchase rate and renewal rate to over 70% and 90%, respectively. We also added new medical insurance products to our portfolio such as the chronic disease and the kidney disease-specific versions, and launched multiple critical illness protection plans that cater to the needs of diverse customer groups with different price sensitivities. Meanwhile, we continued to evolve our AI-empowered business and increased our efforts in exporting our AI capabilities to our insurance partners.

In terms of healthcare business exploration, we made further progress in solidifying our market position in patient recruitment for clinical trials. We helped with the enrollment of over 50 new clinical trial programs by partnering with leading domestic and international pharmaceutical companies. Over 500 patients have been successfully registered for clinical trial programs on our platform in the first quarter, representing a solid growth compared with the previous quarter. Leveraging our large patient pool and capability in precisely and efficiently matching patients with suitable programs on our AI-powered platform, we have effectively addressed the pain points of patient recruitment services and are fully committed to becoming one of the best third-party patient recruitment platforms.

As a company with positive social impact and strong sense of ESG responsibilities, we became a participant of the United Nations Global Compact (UNGC), joining hands with more than 16,000 companies in 161 countries around the world to shape a sustainable future together. We remain committed to our mission of ‘leveraging internet technologies to make insurance protection more inclusive and accessible to all, and bring insurance and healthcare service to billions’. We also proactively leveraged our competitive strengths and digital service capabilities to promote, implement and achieve our sustainable development goals.”

Financial Results for the First Quarter of 2022

Operating revenue, net

Net operating revenue for the first quarter of 2022 decreased by 26.6% year over year to RMB648.7 million (US$102.3 million) from RMB883.4 million for the same period of 2021, which was primarily due to the decrease in insurance-related income. The net operating revenue increased by 7.4% compared with the fourth quarter of 2021, mainly driven by the increase in insurance-related income.

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Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services to insurance companies, insurance brokerage, and agency companies, which include customer relationship maintenance, customer complaint management, claim review, user referral services, among other things. Our insurance-related income amounted to RMB628.2 million (US$99.1 million) in the first quarter of 2022, representing a decrease of 23.9% year over year from RMB825.4 million for the first quarter of 2021, which was mainly due to the decrease in insurance brokerage income.

•

Net operating revenue from management fee income was nil for the first quarter of 2022, compared to RMB2.7 million for the same quarter of 2021, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Following this adjustment, the corresponding management fee income from the mutual aid business is no longer a revenue stream for the Company from the second quarter of 2021 and onwards. Excluding such management fee income, the adjusted net operating revenue(1) for the first quarter of 2022 decreased by 26.3% compared with the same period of 2021.

Note: (1) See the sections entitled “Non-GAAP Financial Measures” for more information.

Operating costs and expenses

Operating costs and expenses decreased by 60.4% year over year and 21.5% quarter over quarter to RMB532.0 million (US$83.9 million) for the first quarter of 2022, due to the effective cost control measures taken since the third quarter of 2021.

•

Operating costs decreased by 48.5% year over year to RMB154.9 million (US$24.4 million) for the first quarter of 2022, compared with RMB300.6 million for the first quarter of 2021, which was primarily driven by (i) RMB38.6 million decrease in professional and outsourced customer service fees; (ii) RMB5.2 million decrease in payout investigation cost due to the cessation of mutual aid business, (iii) a decrease of RMB35.3 million in personnel cost for our expanded consultants and insurance agents team and (iv) a decrease of RMB76.8 million in relation to the cessation of the Waterdrop Mutual Aid business. On a quarter-over-quarter basis, operating costs decreased by 21.4% as compared to the fourth quarter of 2021, primarily due to a decrease of RMB44.9 million in personnel costs.

•

Sales and marketing expenses decreased materially by 75.6% year over year to RMB204.3 million (US$32.2 million) for the first quarter of 2022, compared with RMB837.2 million for the first quarter of 2021. The decrease was primarily due to (i) RMB619.8 million decrease in marketing expenses to third-party traffic channels and (ii) RMB17.9 million decrease in outsourced sales and marketing service fees to third parties, offset by an increase of RMB14.4 million in payroll and related expenses for the employees involved in sales and marketing functions. On a quarter-over-quarter basis, sales and marketing expenses decreased by 15.2% from RMB241.0 million for the fourth quarter of 2021. This was mainly due to the decrease of RMB26.5 million in marketing expenses to third-party traffic channels, RMB5.4 million in payroll and related expenses for employees, and RMB3.3 million in outsourced sales and marketing service fees to third parties under our cost control plan and more strict budgeting for expenses.

•

General and administrative expenses decreased by 15.9% year over year to RMB102.0 million (US$16.1 million) for the first quarter of 2022, compared with RMB121.3 million for the first quarter of 2021. The year-over-year variance was a net impact of the decrease of RMB45.1 million in share-based compensation expenses offset by (i) RMB7.2 million increase in D&O insurance premiums, (ii) RMB4.7 million increase in professional service fees, and (iii) RMB11.5 million increase in allowance for doubtful accounts. On a quarter-over-quarter basis, general and administrative expenses decreased by 31.4% from RMB148.7 million for the fourth quarter of 2021, which was mainly due to the combined impact of a decrease of RMB39.0 million in impairment loss and RMB15.9 million in personnel cost and share-based compensation expenses.

•

Research and development expenses decreased by 16.6% year over year to RMB70.8 million (US$11.2 million) for the first quarter of 2022, compared with RMB84.9 million for the same period of 2021. The decrease was primarily due to RMB13.8 million decreases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses decreased by 22.1% compared to the fourth quarter of 2021, mainly due to the optimization of our organizational structure.

Operating profit for the first quarter of 2022 was RMB116.6 million (US$18.4 million), compared with an operating loss of RMB460.6 million for the first quarter of 2021 and a loss of RMB73.9 million for the fourth quarter of 2021.

Interest income for the first quarter of 2022 was RMB14.5 million (US$2.3 million), compared with RMB13.2 million for the same period of 2021. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021 and positive operating cash flow generated from the business during the first quarter of 2022.

Income tax expense for the first quarter of 2022 was RMB51.3 million (US$8.1 million), compared with an income tax benefit of RMB74.3 million for the same period of 2021.

Net profit attributable to Waterdrop for the first quarter of 2022 was RMB105.0 million (US$16.6 million), compared with a net loss of RMB370.2 million for the same period of 2021, and a net loss of RMB71.2 million for the fourth quarter of 2021.

Adjusted net profit attributable to Waterdrop for the first quarter of 2022 was RMB127.3 million (US$20.1 million), compared with an adjusted net loss of RMB203.1 million for the same period of 2021, and an adjusted net profit of RMB5.9 million for the fourth quarter of 2021.

Cash and cash equivalents and short-term investment

As of March 31, 2022, the Company had combined cash and cash equivalents and short-term investments of RMB2,924.2 million (US$461.3 million), as compared with RMB2,787.1 million as of December 31, 2021.

Share Repurchase Plan

Pursuant to the 12-month share repurchase program announced on September 8, 2021, since the announcement up to the end of the first quarter of 2022, we cumulatively repurchased approximately 3.1 million ADSs from the open market with cash for a total consideration of approximately US$5.1 million.

Business Outlook

The Company expects to achieve overall profitability on a non-GAAP basis for the year 2022 under the circumstances that we keep investing in established businesses and new initiatives. We also expect the net operating revenue growth to continue quarter over quarter in the second quarter of 2022. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to changes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net profit/loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net profit/loss represents net profit/loss excluding share-based compensation expense, the impact of terminating the mutual aid plan, foreign currency exchange gain or losses, impairment loss, and share of results of equity method investee. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on June 15, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Elite Entry Number:	8558252

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible two hours after the conclusion of the conference call through June 22, 2022 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Access Code:	4166042

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	817,719	334,275	52,731
Restricted cash	667,664	516,457	81,469
Short-term investments	1,969,362	2,589,917	408,549
Accounts receivable, net	643,843	687,696	108,481
Inventories, net	—	326	51
Current contract assets	563,611	466,770	73,631
Amount due from related parties	1,049	169	27
Prepaid expense and other assets	369,794	353,471	55,760

Total current assets	5,033,042	4,949,081	780,699

Non-current assets
Non-current contract assets	29,889	50,410	7,952
Property, equipment and software, net	44,762	40,920	6,455
Intangible assets, net	56,753	56,718	8,947
Long-term investments	11,812	11,802	1,862
Right of use assets, net	59,081	52,076	8,215
Deferred tax assets	11,840	—	—
Goodwill	3,420	3,420	539

Total non-current assets	217,557	215,346	33,970

Total assets	5,250,599	5,164,427	814,669

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	20,449	16,036	2,530
Insurance premium payables	685,028	520,212	82,061
Deferred revenue	803	1,028	162
Accrued expenses and other current liabilities	498,752	447,761	70,633
Current lease liabilities	44,113	33,245	5,244

Total current liabilities	1,249,145	1,018,282	160,630

Non-current liabilities
Non-current lease liabilities	14,477	12,070	1,904
Deferred tax liabilities	13,551	52,723	8,317

Total non-current liabilities	28,028	64,793	10,221

Total liabilities	1,277,173	1,083,075	170,851

Shareholders’ equity
Class A ordinary shares	107	107	17
Class B ordinary shares	27	27	4
Treasury stock	—	(1)	—
Additional paid-in capital	7,329,420	7,339,100	1,157,715
Accumulated other comprehensive loss	(21,492)	(28,203)	(4,449)
Accumulated deficit	(3,334,636)	(3,229,678)	(509,469)

Total shareholders’ equity	3,973,426	4,081,352	643,818

Total liabilities and shareholders’ equity	5,250,599	5,164,427	814,669

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	USD
Operating revenue, net	883,367	603,888	648,688	102,328

Operating costs and expenses(i)
Operating costs	(300,608)	(197,133)	(154,880)	(24,432)
Sales and marketing expenses	(837,153)	(241,010)	(204,343)	(32,234)
General and administrative expenses	(121,287)	(148,715)	(101,995)	(16,089)
Research and development expenses	(84,875)	(90,967)	(70,825)	(11,172)

Total operating costs and expenses	(1,343,923)	(677,825)	(532,043)	(83,927)

Operating (loss)/profit	(460,556)	(73,937)	116,645	18,401

Other income
Interest income	13,215	12,192	14,492	2,286
Foreign currency exchange gain/(loss)	784	(5,616)	653	103
Others, net	2,101	1,198	24,489	3,863

(Loss)/profit before income tax, and share of loss in equity method investee	(444,456)	(66,163)	156,279	24,653

Income tax benefit/(expense)	74,300	(5,034)	(51,321)	(8,096)
Net (loss)/profit attributable to Waterdrop Inc.	(370,156)	(71,197)	104,958	16,557

Preferred shares redemption value accretion	(110,287)	—	—	—

Net (loss)/profit attributable to ordinary shareholders	(480,443)	(71,197)	104,958	16,557

Net (loss)/profit	(370,156)	(71,197)	104,958	16,557
Other comprehensive (loss)/income :
Foreign currency translation adjustment, net of tax	(2,782)	(10,465)	(7,783)	(1,228)
Unrealized gains on available for sale investments, net of tax	1,067	154	1,072	169

Comprehensive (loss)/income	(371,871)	(81,508)	98,247	15,498

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	1,191,599,014	3,935,102,446	3,938,758,720	3,938,758,720
Diluted	1,191,599,014	3,935,102,446	4,017,949,706	4,017,949,706
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.40)	(0.02)	0.03	0.00
Diluted	(0.40)	(0.02)	0.03	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	USD
Sales and marketing expenses	(2,981)	(1,876)	(2,802)	(442)
General and administrative expenses	(62,021)	(25,880)	(16,921)	(2,669)
Research and development expenses	(6,176)	(4,018)	(3,284)	(518)

Total	(71,178)	(31,774)	(23,007)	(3,629)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021		December 31, 2021	March 31, 2022
	RMB		RMB	RMB	USD
Net operating revenue	883,367		603,888	648,688	102,328

Less:
Management fee income	2,745	(ii)	—	—	—

Adjusted net operating revenue	880,622		603,888	648,688	102,328

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	USD
Net (loss)/profit	(370,156)	(71,197)	104,958	16,557

Add:
Share-based compensation expense	71,178	31,774	23,007	3,629
Foreign currency exchange (gain)/loss	(784)	5,616	(653)	(103)
Impact of terminating the mutual aid plan (iii)	96,697	—	—	—
Impairment loss	—	39,717	—	—

Adjusted net (loss)/profit	(203,065)	5,910	127,312	20,083

(ii)

This represents the net management fee revenue related to the mutual aid business for the three months ended March 31, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.1 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$12.1 million) was recorded as operating costs.